

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Patrick Williams
Chief Financial Officer
STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, California 92630

> **Re: STAAR Surgical Company**
> **Form 10-Q for Period Ended September 30, 2023**
> **Form 8-K Filed November 1, 2023**
> **File No. 000-11634**

Dear Patrick Williams:

We have reviewed your January 31, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

Form 8-K Filed November 1, 2023

Exhibit 99.1

1. We note your response to comment 4. It is not clear why you believe the presentation of Adjusted Net Income for ICL provides useful information to investors and how this amount solely relates to ICL products. For example, it appears that sales from other products such IOLs and other surgical products are also included in this amount. It would also appear that the recording of inventory reserves for products would be normal, recurring types of operating expenses incurred in your business; therefore, it remains unclear how you determined it was appropriate to adjust for this amount pursuant to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please advise.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services